Exhibit  2.1

PLAN OF LIQUIDATION

OF

SP ACQUISITION HOLDINGS, INC.
(A Dissolved Delaware Corporation)

   This Plan of Liquidation (or “Plan”) of SP Acquisition Holdings, Inc., a Delaware corporation (“SP Acquisition”), is dated this 13th day of October, 2009.

 WHEREAS, Article Fourth of SP Acquisition’s Amended and Restated Certificate of Incorporation (the “Charter”) provides that SP Acquisition’s corporate existence shall terminate on October 10, 2009 (the “Termination Date”) unless such provision is amended in connection with a business combination and such amendment is approved by its stockholders;

WHEREAS, SP Acquisition did not consummate a business combination prior to the Termination Date and its corporate existence therefore will terminate effective upon the filing of a Certificate of Dissolution with the Secretary of State of the State of Delaware;

WHEREAS, SP Acquisition elects to adopt a plan of distribution pursuant to Section 281(b) of the Delaware General Corporation Law (the “DGCL”);

 WHEREAS, SP Acquisition has paid or otherwise satisfied or made provision for all claims and obligations of SP Acquisition known to it, including conditional, contingent or unmatured contractual claims, other than the following:

 1. Any unknown liabilities or outstanding obligations prior to the date hereof and liabilities and obligations incurred or to be incurred after such date, including fees and expenses in connection with legal, accounting and other professional services to be rendered in connection with the dissolution and liquidation of SP Acquisition and the winding up of its business and affairs (the “Vendor Obligations”);

 2. Liabilities for federal, state and Delaware franchise taxes (collectively, “Tax Liabilities”); and

 3. SP Acquisition’s obligations to holders (the “Public Stockholders”) of its shares of common stock, par value $0.001 (the “Common Stock”), issued in its initial public offering (the “IPO”) to distribute the proceeds of the trust account established in connection with the IPO (the “Trust Account”) in connection with the dissolution and liquidation of SP Acquisition as provided in the Charter and its IPO prospectus;

 WHEREAS, there are no pending actions, suits or proceedings to which SP Acquisition is a party;

 WHEREAS, there are no facts known to SP Acquisition indicating that claims that have not been made known to SP Acquisition or that have not arisen but that, based on facts known to SP Acquisition, are likely to arise or become known to SP Acquisition, within ten years after the date of dissolution;

WHEREAS, on September 30, 2009, based on communications with federal regulatory agencies, it was evident to SP Acquisition that as of September 30, 2009, that regulatory approval of the terms of the proposed merger set forth in the merger agreement between SP Acquisition and Frontier Financial Corporation (“Frontier”) would not be obtained as of the Termination Date, and therefore SP Acquisition would be unable to consummate a business combination prior to the Termination Date and SP Acquisition would need to negotiate and enter into a termination letter with Frontier; and

 WHEREAS, SP Acq LLC, a Delaware limited liability company (“SP Acq”), has agreed it will be liable to SP Acquisition if and to the extent claims by a third party for services rendered or products sold, or by a prospective business target, reduce the amounts in the Trust Account available for distribution to SP Acquisition stockholders, except (1) as to any claimed amounts owed to a third party who executed a legally enforceable waiver, or (2) as to any claims under SP Acquisition’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

 NOW THEREFORE, SP Acquisition adopts the following Plan of Liquidation, which shall constitute a plan of distribution in accordance with Section 281(b) of the DGCL:

 1. PAYMENT OF LIABILITIES AND OBLIGATIONS. SP Acquisition shall, as soon as practicable following the adoption of this Plan by the Board (a) pay or provide for the payment in full, or in such other amount as shall be agreed upon by SP Acquisition and the relevant creditor, the Vendor Obligations and (b) pay in full the Tax Liabilities.

 2. CONTINGENCY RESERVE. If and to the extent required or permitted, SP Acquisition shall obtain payments from SP Acq pursuant to its indemnification obligations provided to SP Acquisition at the time of the IPO for the satisfaction of any outstanding or unknown liabilities.

 3. AUTHORITY OF OFFICERS AND DIRECTORS. The Board, the officers and any authorized persons, who shall include Warren G. Lichtenstein, Jack L. Howard and Sanford Antignas (together, or individually, the “Authorized Persons”), of SP Acquisition, shall continue in their positions for the purpose of winding up the affairs of SP Acquisition as contemplated by Delaware law. The Board and any Authorized Persons may appoint officers, hire employees and retain independent contractors in connection with the winding up process and are authorized to pay such persons compensation for their services; provided, however, that no current officer or director of SP Acquisition shall receive any compensation for his or her services as aforesaid and that any such compensation to such other persons shall be fair and reasonable. The adoption of the Plan by the Board shall constitute full and complete authority, in accordance with and subject to the terms of the Charter, for the Board, the officers and any Authorized Persons of SP Acquisition, without further stockholder action, to do and perform any and all acts and to make, execute and deliver any and all agreements, conveyances, assignments, transfers, certificates and other documents of any kind and character that the Board or such officers or Authorized Persons deem necessary, appropriate or advisable (i) to dissolve SP Acquisition in accordance with the laws of the State of Delaware and cause its withdrawal from all jurisdictions in which it is authorized to do business; (ii) to sell, dispose, convey, transfer and deliver the assets of SP Acquisition; (iii) to satisfy or provide for the satisfaction of SP Acquisition’s obligations in accordance with Section 281(b) of the DGCL; and (iv) to distribute all of the remaining funds of SP Acquisition to the holders of the Common Stock in complete cancellation or redemption of its stock.

 4. CONVERSION OF ASSETS INTO CASH OR OTHER DISTRIBUTABLE FORM. Subject to approval by the Board, the officers, Authorized Persons and agents of SP Acquisition shall, as promptly as feasible, proceed to collect all sums due or owing to SP Acquisition, including recovery of any tax refunds owing to SP Acquisition, to sell and convert into cash any and all corporate assets and, out of the assets of SP Acquisition, attempt to pay, satisfy and discharge or make adequate provision for the payment, satisfaction and discharge of all debts and liabilities of SP Acquisition pursuant to Sections 1 and 2 above, including all expenses of the sale of assets and of the dissolution and liquidation provided for by this Plan.

5. PROFESSIONAL FEES AND EXPENSES. It is specifically contemplated that the Board or any Authorized Person may authorize the payment of a retainer fee to a law firm or law firms selected by the Board or any Authorized Person for legal fees and expenses of SP Acquisition, including, among other things, to cover any costs related to any indemnification of SP Acquisition’s officers, directors or Authorized Persons provided by SP Acquisition pursuant to the Charter, its bylaws, the DGCL or otherwise, and may authorize the payment of fees to an accounting firm or firms selected by the Board for services rendered to SP Acquisition. In addition, in connection with and for the purpose of implementing and assuring completion of this Plan, SP Acquisition may, in the sole and absolute discretion of the Board or any Authorized Person, pay any brokerage, agency and other fees and expenses of persons rendering services to SP Acquisition in connection with the collection, sale, exchange or other disposition of SP Acquisition’s property and assets and the implementation of this Plan.

 6. INDEMNIFICATION. SP Acquisition can elect to continue to indemnify its officers, directors, employees, Authorized Persons and agents in accordance with the Charter, its bylaws and any contractual arrangements, for actions taken in connection with this Plan and the winding up of the affairs of SP Acquisition. The Board, in its sole and absolute discretion, is authorized to obtain and maintain insurance as may be necessary, appropriate or advisable to cover SP Acquisition’s obligations hereunder, including, without limitation, directors’ and officers’ liability coverage.

7. LIQUIDATING TRUST. The Board and any Authorized Persons may, but are not required to, establish and distribute assets of SP Acquisition to a liquidating trust, which may be established by agreement in form and substance determined by the Board or such Authorized Persons with one or more trustees selected by the Board or such Authorized Persons. In the alternative, the Board or any Authorized Persons may petition a Court of competent jurisdiction for the appointment of one more trustees to conduct the liquidation of SP Acquisition, subject to the supervision of the Court. Whether appointed by an agreement or by the Court, the trustees shall in general be authorized to take charge of SP Acquisition’s property, and to collect the debts and property due and belonging to SP Acquisition, with power to prosecute and defend, in the name of SP Acquisition or otherwise, all such suits as may be necessary or proper for the foregoing purposes, and to appoint agents under them and to do all other acts which might be done by SP Acquisition that may be necessary, appropriate or advisable for the final settlement of the unfinished business of SP Acquisition.

8. LIQUIDATING DISTRIBUTIONS. Liquidating distributions, in accordance with and subject to the terms of the Charter, shall be made from time to time after the adoption of this Plan to the holders of record, at the close of business on October 14, 2009, of outstanding shares of Common Stock sold pursuant to the IPO, pro rata in accordance with the respective number of shares then held of record; provided that in the opinion of the Board adequate provision has been made for the payment, satisfaction and discharge of all known, unascertained or contingent debts, obligations and liabilities of SP Acquisition (including costs and expenses incurred and anticipated to be incurred in connection with the complete liquidation of SP Acquisition). All determinations as to the time for and the amount of liquidating distributions shall be made in the exercise of the absolute discretion of the Board and in accordance with Section 281 of the DGCL. As provided in Section 11 below, distributions made pursuant to this Plan shall be treated as made in complete liquidation of SP Acquisition within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder.

9. AMENDMENT OR MODIFICATION OF PLAN. If for any reason the Board determines that such action would be in the best interests of SP Acquisition, it may amend or modify this Plan and all actions contemplated hereunder, to the extent permitted by the DGCL and in accordance with and subject to the terms of the Charter; provided, however, that SP Acquisition will not amend or modify this Plan under circumstances that would require stockholder approval under the DGCL and/or the federal securities laws without complying with such laws.

10. CANCELLATION OF STOCK AND STOCK CERTIFICATES. Following the dissolution of SP Acquisition, it shall no longer permit or effect transfers of any of its stock, except by will, intestate succession or operation of law.

11. LIQUIDATION UNDER CODE SECTIONS 331 AND 336. It is intended that this Plan shall be a plan of complete liquidation of SP Acquisition in accordance with the terms of Sections 331 and 336 of the Code. This Plan shall be deemed to authorize the taking of such action as may be necessary or appropriate by the officers or Authorized Persons of SP Acquisition to conform with the provisions of said Sections 331 and 336 of the Code and the regulations promulgated thereunder, including, without limitation, the making of an election under Section 336(e) of the Code, if applicable.

12. FILING OF TAX FORMS. The officers and Authorized Persons of SP Acquisition are authorized and directed, within 30 days after the effective date of this Plan, to execute and file a U.S. Treasury Form 966 pursuant to Section 6043 of the Code and such additional forms and reports with the Internal Revenue Service as may be necessary or appropriate in connection with this Plan and the carrying out thereof.